SECURITIE: SION

04019998

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SEC FILE NUMBER	
8 -	53539

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

AUG 0 3 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-Jan-03 (MM/DD/YY) AND ENDING 31-Dec-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidio Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen Pearson, Controller — (415) 449-2520
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, LLP
(Name -- *if individual, state last, first, middle name*)

500 Ygnacio Valley Road, Suite 200	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Zlot, Managing Director, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidio Merchant Partners, LLC, as of February 18, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

David Michael Siu Ying Yuan
Notary Public

DAVID MICHAEL SIU YING YUAN
Commission # 1367388
Notary Public - California
San Francisco County
My Comm. Expires Jul 29, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

500 Ygnacio Valley Road
Walnut Creek, California 94596
925-946-1300/Fax 925-947-1700
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Presidio Capital Advisors LLC

We have audited the accompanying statement of financial condition of Presidio Capital Advisors LLC (the "Company") as of December 31, 2003, and the related statements of operations, changes in member's equity, and cash flows for the period January 1, 2003 (commencement of operations) through December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Presidio Capital Advisors LLC as of December 31, 2003, and the results of its operations, changes in member's equity and its cash flows for the period January 1, 2003 (commencement of operations) through December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Rothstein, Kass & Company, LLP

Walnut Creek, California
February 20, 2004

PRESIDIO CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS		
Cash	$	80,562
Receivables from clearing broker, including clearing deposits of $100,087		136,100
Office equipment, net		193,820
Other assets		52,157
	$	462,639
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	21,528
Member's equity		441,111
	$	462,639

See accompanying notes to financial statements.

1. Nature of business

Presidio Capital Advisors LLC (the "Company") is a registered investment advisor and a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is also a member of the National Association of Securities Dealers, Inc. (NASD). The Company is wholly owned by Presidio Financial Partners LLC (the "Parent") who purchased Innovent Securities Group LLC in December 2002, the predecessor to the Company. The Company commenced operations on January 1, 2003 and is an introducing broker, whose customer accounts are carried on a fully disclosed basis pursuant to a clearing agreement with Bear Stearns Securities Corp.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements are expressed in United States dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Office Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Furniture and fixtures	7 years	Straight-line
Office and other equipment	7 years	Straight-line
Computer hardware	5 years	Straight-line
Computer software	5 years	Straight-line

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Income Taxes

The company does not record a provision for income taxes because the members report their share of the Company's income or loss on their individual income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Property and equipment

Details of property and equipment at December 31, 2003 are as follows:

Office equipment	$	24,720
Furniture and fixtures		125,637
Computer hardware		50,834
Computer software		5,789
		206,980
Less accumulated depreciation and amortization		13,160
	$	193,820

4. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was approximately $195,000, which was approximately $190,000 in excess of its minimum requirement of $5,000.

5. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. The receivables from the clearing broker are pursuant to a clearance agreement.

6. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Contingencies

The Company has not been named as a defendant in any matters and therefore has not accrued for any loss contingencies.

9. Related party transactions

The company has outstanding payables with related entities. As of December 31, 2003, Presidio Merchant Partners LLC accounts for $9,086 of the $21,528 accounts payable balance.

Pursuant to lease agreements entered into by the Parent, the Company pays rent for office space. Rent expense based upon these agreements for the year ended December 31, 2003 was $107,898 and rent income from a sublease was $22,953.

Aggregate future lease payments of office space to the Parent for the five years subsequent to December 31, 2003 are as follows:

Year Ending December 31,		
2004	$	253,026
2005		285,972
2006		295,907
2007		297,690
2008		299,040
	$	1,431,635

Aggregate future lease payments received for the subleased office space for the next seven months subsequent to December 31, 2003 are as follows:

Seven months ending July 31, 2004	$	20,500

500 Ygnacio Valley Road
Walnut Creek, California 94596
925-946-1300/Fax 925-947-1700
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

To the Member of Presidio Capital Advisors LLC

In planning and performing our audit of statement of financial condition as of December 31, 2003, and the related statements of operations, changes in member's equity and cash flows for the period from January 1, 2003 through December 31, 2003 and supplementary schedule of Presidio Capital Advisors LLC (the "Company"), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. The act of recording differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., NASD, and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, LLP

Walnut Creek, California
February 20, 2004